UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Delay in Filing Annual Report on Form 20-F Due to COVID-19

Formula Systems (1985) Ltd. (“Formula” or the “Company”) is furnishing this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) in order to report that Formula is electing to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”).

Background for Decision

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), granting conditional relief from specified provisions of the Exchange Act and certain rules thereunder related to certain public company filing obligations, for companies whose operations may have been affected by the novel coronavirus COVID-19 (“COVID-19”). On March 25, 2020, the order was extended and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to comply with their filing obligations in a timely manner as a result of COVID-19. The SEC order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish materials with the SEC under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, if certain conditions are satisfied.

Formula will be relying on the SEC order to delay the filing of its 2019 Form 20-F due to the circumstances related to COVID-19. In particular, the Company’s internal compilation and review procedure are conducted with respect to its subsidiaries and affiliated companies whose securities are publicly traded, and which therefore prepare and file publicly their own annual consolidated financial statements. Magic Software Enterprises Ltd., one public company subsidiary of Formula (“Magic Software”), has faced significant delays in the review processes for its upcoming annual report on Form 20-F for the year ended December 31, 2019 (the “Magic Software 2019 Form 20-F”) due to the difficult situation created by COVID-19. In particular, COVID-19 caused severe disruptions in travel, and limited access to the Magic Software facilities, for Magic Software’s staff, who were forced to work remotely during the preparation period for Magic Software's 2019 year-end financial statements, due to Israeli law regulations limiting access to the Magic Software offices. As a result, Magic Software's books and records have not been easily accessible, and communication among Magic Software's internal financial staff and its external auditor has been challenging, resulting in a delay in the preparation and completion of Magic Software’s consolidated financial statements, which has hindered Magic Software’s ability to prepare the Magic Software 2019 Form 20-F.

Magic Software expects to file the Magic Software 2019 Form 20-F no later than June 15, 2020 (the first business day following the 45th day after the original filing deadline of April 30, 2020 for that report). Consequently, Formula’s consolidated financial statements, which consolidate the results of Magic Software for the year ended December 31, 2019, will not be ready for filing by the original April 30, 2020 filing due date for the 2019 Form 20-F. Formula does, however, expect to file its 2019 Form 20-F no later than June 15, 2020 (the first business date following the 45th day after the original filing deadline of April 30, 2020 for the 2019 Form 20-F).

Expected COVID-19 Related Disclosure in 2019 Form 20-F

In light of the current COVID-19 pandemic, the Company plans to include the following disclosures in its 2019 Form 20-F, which disclosures may be updated or supplemented by other disclosures prior to filing depending on any change in circumstances:

(i)

In Item 3. Key Information—D. Risk Factors

The global outbreak of COVID-19 (coronavirus) may negatively impact the global economy in a significant manner for an extended period of time, and also adversely affect our operating results in a material manner.

As of the date of this annual report, the COVID-19 (coronavirus) pandemic had made a significant impact on global economic activity, with governments around the world having closed office spaces, public transportation and schools, and restricting travel. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact our business in a material manner. Most importantly, our insurer customers may be less likely to purchase large insurance software systems if they face a wave of claims related to the virus, or they, together with other customers of ours, may reduce the amount of work for which they retain our services if they experience a slowdown in their businesses,

Prolonged economic uncertainties or downturns in certain regions or industries could materially adversely affect our business. Our business depends on our current and prospective customers’ ability and willingness to invest money in core and non-core systems, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as the U.S., Israel or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. Widespread viruses and epidemics like the recent novel coronavirus outbreak, could also negatively affect our customers’ spending on our products and services. In 2019, our subsidiaries’ revenues were generated from many international regions, most significantly from North America, Israel and Europe, as well as, to a lesser extent, the rest of the world. In addition, a significant portion of our subsidiary Sapiens’ revenue is generated from customers in the financial services industry, including banking and insurance. Negative economic conditions may cause customers generally, and in that industry in particular, to reduce their information technology, or IT, spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally or in the industries in which we operate specifically, worsen from present levels, our results of operations could be adversely affected

Unfavorable national or global economic conditions (including due to the current COVID-19 (coronavirus) pandemic) could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity (including due to the current COVID-19 (coronavirus) pandemic), our customers may reduce their demand for our products, technology and software services, which would reduce our sales; consequently, our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, the most prominent of which is the shutdown (to a lesser or greater degree) of economic activity wrought by the coronavirus pandemic. In addition, certain economies face threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improved economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Any worsening of global economic conditions could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

Marketing our products and services in international markets may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We intend to continue to focus our efforts on selling proprietary and nonproprietary software solutions and services in international markets and to devote significant resources to these efforts to expand our international operations as part of our growth strategy. If we are unable to continue achieving market acceptance for our solutions or continue to successfully penetrate international markets, our business will be harmed. The expansion of our existing operations and entry into additional international markets will require significant management attention and financial resources, which could adversely affect our business.

Our current international operations and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

·	Limitations and disruptions resulting from the imposition of government controls;
·	Compliance with a wide variety of foreign regulatory standards;
·	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;
·

The adverse impact of the global outbreak of diseases, such as the coronavirus, which may cause customers to cancel projects with us, preclude potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings; etc.

Our quarterly and annual revenues, gross profit, net income and results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations:

·	general global economic conditions;
·	global success/lack of success in containing the coronavirus pandemic; etc.

(ii)

In Item 4. Information on the Company—B. Business Overview— Seasonality

In 2020, we expect seasonality due to the Jewish holiday periods to adversely impact the second and late third/ early fourth quarters (in addition to any adverse impact on working hours caused by the outbreak of the coronavirus at the end of the first quarter and start of the second quarter).

Cautionary Note on Forward-Looking Statements

This Form 6-K contains statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including, without limitation, our future financial or business performance or strategies, results of operations or financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to us as of the date they were made and involve a number of risks and uncertainties which may cause them to turn out to be wrong. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, including the impact of the COVID-19 pandemic on our business, employees, shareholders and other stakeholders, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Please refer to our 2019 Form 20-F to be filed with the SEC as well as any subsequent reports filed or furnished by us pursuant to the Securities Exchange Act of 1934, as amended, each of which is available on the SEC's website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements included in this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: April 30, 2020	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer